

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Via E-Mail
Robert J. Hombach
Chief Financial Officer
Baxalta Incorporated
One Baxter Parkway
Deerfield, IL 60015

> **Re:** **Baxalta Incorporated**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed April 10, 2015**
> **File Number 001-36782**

Dear Mr. Hombach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1, Information Statement

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 31

1. We acknowledge your response to prior comment 3, including the filing of a Separation and Distribution Agreement as Exhibit 2.1. We further note that the disclosure regarding this agreement provided in the section entitled "The Separation and Distribution Agreement" on pages 117-119 has not been updated with this amendment to reflect the filing of the actual agreement and any differences, if any, there may have been between what you expected the agreement terms to be and its actual terms. Please revise to update your disclosure as necessary.

2. Please update your risk factor disclosure on page 31 to discuss the indemnity carve-outs for Baxalta's directors, officers, employees and agents.

3. We note that the risk factor referenced above refers readers to "Certain Relationships and Related Person Transactions—Agreements with Baxter—The Separation Agreement" for additional details regarding the scope of Baxalta's indemnification obligations. This section does not appear to exist in your amended information statement. If you intended to reference "The Separation and Distribution Agreement" on page 117, please revise to do so. Otherwise, please amend to add this additional disclosure.

Other Comments

4. We note that multiple prior comments remain outstanding from previous comment letters. Please be advised that we will not be in a position to take this registration statement effective until those comments have been cleared.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at (202) 551-3627or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Stephanie D. Miller, Esq.
        David Scharf, Esq.
        Baxter International Inc.